UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*

                       FHP International Corporation
                      ______________________________
                             (Name of Issuer)

              Series A Cumulative Convertible Preferred Stock
              _______________________________________________
                      (Title of Class of Securities)

                                302426 20 0
                             ________________
                              (CUSIP Number)

Jack R. Anderson, 14755 Preston Road, Suite 515, Dallas, TX 75240
_________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             November 4, 1994
                       _____________________________
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

CUSIP No. 302426 20 0         13D                 Page 2 of 4 pages



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 302426 20 0         13D                 Page 3 of 4 pages

1.  NAME OF PERSON

2.  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*  (a) [  ]
                    (b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e).   [  ]

6.  CITIZENSHIP OR PLACE OR ORGANIZATION

                       7.  SOLE VOTING POWER

NUMBER OF SHARES       8.  SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH                   9.  SOLE DISPOSITIVE POWER


                      10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.  TYPE OF REPORTING PERSON*


                 *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 302426 20 0           13D               Page 4 of 4 Pages


The purpose of this amendment is to terminate Mr. Anderson's reporting of his ownership of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") of the issuer. On October 31, 1994, Mr. Anderson filed a statement on Schedule 13D reporting the shares of Common Stock of the issuer into which the Preferred Stock is convertible. Because the Preferred Stock is deemed a "non-voting" security for purposes of Rule 13d-1(d) under the Act, ownership thereof is not required to be reported on Schedule 13D.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                  By:  /s/ JACK R. ANDERSON
                       ____________________
                       JACK R. ANDERSON

DATE:  November 4, 1994